NXT ANNOUNCES CLOSING OF $1.5 MILLION PRIVATE PLACEMENT FINANCING

CALGARY, ALBERTA, March 8, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF), today announced the completion of a US $1.5 million non-brokered private placement financing (the “Financing”) of Units. In addition, NXT recently received an additional $279,000 from the exercise of share purchase warrants prior to their expiry on February 16, 2012. The combined total proceeds from these transactions is $1.8 million. A total of US $141,604 was subscribed for by persons who are Insiders or advisors to NXT.  A limited number of additional subscriptions may still be accepted by NXT if a second closing is warranted.

NXT also advises that it has recently completed all data acquisition operations on its US $1.65 million SFD® survey contract in Argentina.    The survey aircraft is currently undergoing repairs and maintenance prior to mobilizing to its next project, a US $0.75 million SFD® survey contract to be conducted in Guatemala.

“We continue to execute against our backlog of survey contracts,” said George Liszicasz, NXT’s President & CEO.  “This Financing, in conjunction with the cash flow generated through the execution of significant SFD® survey contracts, allows us to strengthen our financial position with limited dilution. We are continuing to expand industry awareness of our revolutionary exploration technology.”

The Financing consisted of an issue by NXT of a total of 2,002,839 “Units” at US $0.75 per Unit, for total gross proceeds of US $1,502,130 (US$ 1,432,130 net of finder’s fees).  Each Unit consisted of one common share of NXT (a “Share”) and one common share purchase warrant (a “Warrant”), with the following terms:

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Each of the 2,002,839 Warrants entitles the holder to acquire one Share of NXT at an exercise price of US $1.20 and has a term of 2 years, expiring  March 7, 2014;

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NXT has the option to call for acceleration of the expiry (the “Acceleration”) of the Warrants if it issues a press release advising that its shares have traded in excess of US $1.50 for 20 consecutive trading days on the Nasdaq OTCBB;

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A maximum of 50% of the Warrants issued to each subscriber shall be subject to acceleration in the first 6 months after Closing.   Any Warrants subject to Acceleration shall expire 30 days after notice; and

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The Shares and Warrants issued pursuant to the Financing are subject to a hold period that expires July 8, 2012.

The Company intends to use the proceeds of the Financing to enhance its working capital position and for general corporate purposes, which may include execution of current SFD® survey contracts, undertaking expanded sales and marketing, patent and R&D initiatives, and to attract new staff and advisors.

Upon Closing of the Financing, NXT has a total of 37,299,793 outstanding common shares.  NXT paid finder’s fees totaling US $70,000 and a total of 93,336 finder’s warrants (with the same terms as noted above) on a portion of the Financing.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a revolutionary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs. NXT provides its clients an efficient and reliable method to reduce time, costs, and risks related to exploration surveys. The SFD® survey system enables our clients to more efficiently focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements

This news release includes forward-looking statements. When used in this document, words such as “intends”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

Greg Leavens, V-P Finance & CFO	Jeremy Dietz
NXT Energy Solutions Inc.	The Equicom Group
505 - 3rd Street SW, Suite 1400	300 - 5th Avenue SW, 10th Floor
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2P 3C4
Tel: (403) 206-0805	Tel: (403) 218-2833
gleavens@nxtenergy.com	jdietz@equicomgroup.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.